Polyair Inter Pack Inc. Investor Relations Policy
                            As Adopted March 14, 2005


The following is the Investor Relations Policy for Polyair Inter Pack Inc. ("Polyair"). The Policy is intended for use by management in conducting the affairs and communications for Polyair. Any deviations from the policy must be approved by the Governance Committee in advance.

1. Polyair will respond to inquiries from shareholders. The Company's internal investor relations personnel would field the calls and refer same to CFO if at all complicated. The CEO would speak to the large shareholders on an equal basis. All such discussions are always subject to Regulation FD and the Company's Insider Trading and Disclosure Policy. Essentially, no one would discuss anything with any shareholder that hasn't been disclosed at large. A log of all shareholder communication should be maintained to document contacts.

2.       Management will not provide earnings guidance to the market.

3. Polyair's CFO, CEO and Chairman (based on Chairman's availability) will continue to conduct quarterly earnings conference calls.

4. The CEO and CFO will continue to respond to inquiries from Nesbitt and any other entity that seeks to provide research on Polyair. However, these discussions will not be initiated by Polyair {absent approval by the Board} and will be subject to Regulation FD and the Insider Trading and Disclosure Policy. A log of such communications should be maintained to document such communication and reported annually to the Governance Committee.

5. Absent approval by the Board, Polyair will not attend or present at equity/investor conferences. Management may believe that Polyair should attend and/or present at one of these conferences from time to time for business purposes, contacts, and possible acquisitions. Such participation, however, is subject to approval by the Board of Directors prior to committing to any involvement.

6. Polyair has terminated its outside IR firm. As of now, management is not authorized by the Board to retain an IR firm or solicit meetings with potential investors such as funds, buy-side analysts, etc. In the event Management is contacted, management should secure approval from the Governance Committee (which will provide reports to the Board) before engaging in discussions with such potential investors. Should management believe that Polyair pursue a limited IR program, any such program should involve only a limited time commitment by management and must be approved by the Board of Directors prior to commencement.

7. While the foregoing is not intended to limit management from responding to and/or engaging in preliminary meetings with other entities regarding M&A activity, joint ventures, etc. Any such meetings or discussions should be reviewed with the Governance Committee prior to any contact, response or discussion. While management may continue with a regular business meeting where such discussions come about inadvertently, the Governance Committee should first approve any exchange of detailed terms, confidential information, letter of intent, etc. The Board must approve any agreement involving any sort of commitment, lock-up, deposit, etc. prior to execution.